CUSIP No. 29385B109	13D	Page 92 of 100

Exhibit 99.14

EXECUTIVE OFFICERS AND DIRECTORS

OF

SUDDENLY SEEMORE PRODUCTIONS INC.

Set forth below is a list of each executive officer and director of Suddenly Seemore Productions Inc. setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Morgan Elliott 9 King St. West Dundas, ON L9H 1T5	Controlling person of Suddenly Seemore Productions Inc., a TV production company.